Filed under Rule 433 of the Secutities Act of 1933

File No. 333-168357

RETIREMENT OVERVIEW

Individuals face a number of challenges when Financial planning strategies can help to address preparing for retirement: Market Risk, Longevity Risk, retirement risks – appropriate investment Inflation, Rising Health Care Costs, to name a few diversification, risk controls, portfolio growth and income protection

SOLUTION TO HELP ADDRESS KEY RETIREMENT RISKS

Phoenix Guaranteed Income Edge ® (Income Edge), an optional stand-alone living benefit paired with certain asset allocation models advised by The Institute for Wealth Management (The Institute) 1

Professional management for separately managed account assets, including the potential for growth in account value, through customer’s relationship with The Institute

Income Edge does not change tax treatment of managed account

PSI – Predictable, sustainable and potentially increasing income for life 2,3

HIGHLIGHTS – PHOENIX GUARANTEED INCOME EDGE®

Helps address key retirement risks Optional 4% or 5% income stream that will continue for life even if managed account is reduced to zero 2

If triggered, income payments from Income Edge would be predictable and unaffected by negative market performance since they are 4% or 5% of the RIB in effect when managed account is exhausted 2 Annual step ups can increase the amount of possible income payments from Income Edge over time 3

Example of Income Edge in Rising and Falling Market4

(Assume Investor Accepts Annual Optional Increase in RIB)

Footnotes

1 At all times, the value of the managed account must be invested in accordance with one of The Institute’s models that PHL Variable has approved for use with the Income Edge. If the Institute changes the models in a way that PHL Variable does not accept, the Income Edge will be at risk of terminating.

2 The Income Edge is an optional contingent insurance benefit. At issue, the customer’s account value of the managed account (Account Value) establishes the Retirement Income Base (RIB). At age 65 or older, customer may take withdrawals from managed account equal to 4% or 5% (based on customer’s choice when Income Edge purchased) of RIB annually. Withdrawals before age 65 or greater than 4% or 5% of RIB each year will reduce the RIB in the same proportion that the Account Value reduced, and this could potentially cause Income Edge to terminate. Guaranteed income payments will be triggered if, during the customer’s lifetime, the Account Value is reduced to $0 as a result of withdrawals allowed under the Income Edge and/or poor market performance. If the trigger does not occur, PHL Variable is not responsible for any payments under the Income Edge. There is a separate fee for the Income Edge that is deducted from the managed account. The fee is a percentage of the RIB and varies by model and 4% versus 5%.

3 If the Account Value is greater than the RIB on a certificate anniversary, the RIB will be increased to match the Account Value, unless this option is declined. A higher RIB allows for higher annual withdrawals from the managed account, a higher income stream if triggered under the Income Edge, and a higher fee for the Income Edge.

4 This graph is for illustration only and is not meant to represent any actual investment: The investor’s initial account value of managed account (Account Value) establishes the RIB. Assume Account Value increases year-to-year, investor does not decline an optional increase, and does not take withdrawals from Account Value that are “excess withdrawals” for the Income Edge; as a result, the RIB is increased on the certificate anniversary date. If Account Value subsequently declines due to negative performance, the RIB previously increased is not affected by the negative performance. Withdrawals from managed account reduce Account Value.

FOR REGISTERED REPRESENTATIVES AND INVESTMENT ADVISORY REPRESENTATIVES ONLY.

Must be preceded or accompanied by Income Edge prospectus.

RETIREMENT RISKS

Market Risk

Average Returns of the S&P 500® (1990-2010)

Longevity Risk

Chance of a 65 Year Old Living to an Advanced Age

Source: Standard & Poor’s as of 12/31/10. The S&P 500 is a free-float market capitalization-weighted index of 500 of the largest U.S. companies. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment.

Source: Society of Actuaries’ Annuity 2000 Basic Mortality Table with projected mortality improvement *Chance of one living

TARGET INVESTOR FOR USING INCOME EDGE WITH THE INSTITUTE’S MODELS

Higher net worth investors interested in the benefits of investing in a separately managed account and income protection

Investors age 55 or older who have accumulated a retirement nest egg and who are looking for growth potential and future income for life

Investors age 65 or older who wish to take income immediately but also desire the potential for growth and income for life

FOR MORE INFORMATION, CALL PHL VARIABLE AT 800-866-0750

IMPORTANT DISCLOSURES

The Phoenix Guaranteed Income Edge® (Income Edge) is an insurance certificate The Institute is a registered investment advisor and does not sell, recommend or offered under a group annuity contract issued by PHL Variable Insurance advise on insurance products. PHL Variable is an insurance company that does Company (PHL Variable). The Income Edge is sold by prospectus and is subject not provide investment, tax or legal advice and does not recommend or endorse to the terms and conditions described in the prospectus and underlying insurance any investment strategy. The Income Edge (form 07GRISGA.2) is issued by PHL certificate. Guarantees are based upon the claims-paying ability of PHL Variable. Variable (Hartford, CT), and distributed by 1851 Securities, Inc. (Hartford, CT), member FINRA. PHL Variable and 1851 Securities, Inc. are members PHL Variable filed a registration statement (including prospectus) for the Income of The Phoenix Companies, Inc. and are not affiliated with The Institute. PHL Edge with the SEC. Before purchasing, read the prospectus in that registration Variable is not licensed to conduct business in NY and ME. The Income Edge statement and other documents PHL Variable has filed with the SEC for more certificate may not be available in all states. complete information about PHL Variable, and to learn about the charges, withdrawal restrictions and risks associated with the product. IRS Circular 230 Disclosure: Any information contained in this communication (including any attachments) is not intended to be used, and cannot be used, Obtain a free copy of the Income Edge prospectus and any documents to avoid penalties imposed under the U. S. Internal Revenue Code. This incorporated by reference into the prospectus by calling PHL Variable at communication was written to support the promotion or marketing of the 800-866-0753 or at www.phoenixwm.com or by visiting EDGAR on the SEC’s transactions or matters addressed here. Individuals should seek independent tax website at www.sec.gov. The funds and ETFs included in the asset allocation advice based on their own circumstances. models managed by The Institute for Wealth Management (The Institute) have separate prospectuses you can obtain for free by calling 877-572-3500 or by SEC File No. 333-168357 visiting EDGAR on the SEC’s website at www.sec.gov. BPD38085 (10/11)

FOR REGISTERED REPRESENTATIVES AND INVESTMENT ADVISORY REPRESENTATIVES ONLY.

Must be preceded or accompanied by Income Edge prospectus.